United States securities and exchange commission logo





                           July 13, 2021

       Manuel O. M  ndez
       Chief Executive Officer
       Quotient Limited
       B1, Business Park Terre Bonne,
       Route de Crassier 13,
       1262 Eysins, Switzerland

                                                        Re: Quotient Limited
                                                            Registration
Statement on Form S-3
                                                            Filed July 8, 2021
                                                            File No. 333-257772

       Dear Mr. M  ndez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Kathleen Werner, Esq.